                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 1-2300
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SCOTT PAPER COMPANY
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           (Exact name of registrant as specified in its charter)

2650 North Military Trail, Suite 300, Boca Raton, Florida 33431
(407) 989-2300
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7% Debentures due August 15, 2023
11.50% Sinking Fund Debentures due December 1, 2015
8 7/8% Debentures due March 1, 1998
10% Debentures due March 1, 2002
10% Debentures due March 15, 2005
9 3/4% Notes due October 1, 1997
8.30% Debentures due March 15, 2004
8.80% Debentures due May 15, 2022
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          (Title of each class of securities covered by this Form)

None
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [ ]         Rule 12h-3(b)(1)(i)   [x]
         Rule 12g-4(a)(1)(ii)  [ ]         Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(2)(i)   [ ]         Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(ii)  [ ]         Rule 12h-3(b)(2)(ii)  [ ]
                                           Rule 15d-6            [x]

         Approximate number of holders of record as of the certificate or notice date: The aggregate number of holders of record of the securities listed
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above is approximately 150.
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Scott Paper Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 1995                 By:  Donald M. Crook
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                                             Donald M. Crook
                                             Vice President and Secretary